Exhibit 2

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No.33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in continuity with and in addition to the information in the Notice to the Market disclosed by the Company on June 16, 2016, informs its shareholders and the market in general that, after satisfying all the precedent contractual conditions, the transactions contemplated in the Settlement and Share Exchange Agreement (“SSEA”) executed on June 16, 2016 were completed on this date by Oi’s wholly-owned subsidiaries PT Participações, SGPS, S.A and Africatel GmbH & Co. KG (“Africatel KG”), Oi’s 75%-owned subsidiary Africatel Holdings B.V. (“Africatel BV”), Samba Luxco S.à r. l. (“Samba” or “Helios”), owner of the remaining 25% of Africatel BV, and Pharol, SGPS, S.A. (“Pharol”, and together with Africatel KG and Africatel BV, the “Respondents”), former 75% holding company of Africatel BV,  with the primary purpose of settling the arbitral proceedings commenced by Samba against the Respondents at the end of year 2014.

As a result, Samba waived certain approval rights that it alleged it had under the Africatel BV shareholders’ agreement dated August 13, 2007 (as amended from time to time in accordance with its terms) (the “Africatel BV SHA”), as well as transferred to Africatel BV, 11,000 shares in the share capital of Africatel BV, reducing Samba’s stake in Africatel BV from 25% to 14%. In exchange, Africatel BV transferred to Samba its approximately 34% stake in the Namibian telecoms operator, Mobile Telecommunications Limited. The parties also executed related amendments to the Africatel BV SHA.

Given the completion of such transactions, Samba irrevocably and unconditionally discharges Africatel KG, Africatel BV, Pharol and their affiliates and successors from all claims brought in the arbitration. Samba and the Respondents shall further request that the arbitral tribunal constituted under the rules of the International Chamber of Commerce issue an Award by Consent in order to record the terms of the settlement contained in the SSEA, pursuant to which the arbitration shall be discontinued and Oi’s subsidiaries released from all past and present claims by Samba relating to alleged breaches of the Africatel BV SHA asserted in the arbitration.

Rio de Janeiro, January 31, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization

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